Pelagos Insurance Capital Reports Second Quarter 2026 Results
Gross premiums written of $1.3 billion, growth of 6.4% from the second quarter of 2025
Growth of 23% in book value per diluted common share including cumulative dividends from June 30, 2025
Second Quarter 2026 Highlights:
•Gross premiums written of $1.3 billion; growth of 6.4% from the second quarter of 2025
•Combined ratio of 99.5%, an improvement of 4 points compared to 103.7% in the second quarter of 2025
•Annualized operating return on average common equity (“Annualized Operating ROAE”) of 5.1%, an improvement of 3 points compared to the second quarter of 2025
•Total capital returned to common shareholders in the quarter of $72.6 million, including common share repurchases of $60.1 million, at an average price of $21.60 per share, and dividends of $12.5 million
•Net income of $44.4 million, or $0.52 per diluted common share, and operating net income of $28.7 million, or $0.34 per diluted common share
Half Year 2026 Highlights:
•Gross premiums written of $3.1 billion; growth of 6.6% from the first half of 2025
•Combined ratio of 93.1%, an improvement of 17 points compared to 110.1% in the first half of 2025
•Annualized Operating ROAE of 10.1%, an improvement of 13 points compared to the first half of 2025
•Total capital returned to common shareholders was $305.3 million, including common share repurchases of $279.5 million, at an average price of $19.51 per share, and dividends of $25.8 million
•Net income of $152.4 million, or $1.71 per diluted common share, and operating net income of $117.1 million, or $1.31 per diluted common share
•Book value per diluted common share was $26.56 at June 30, 2026, an increase of 9.1% including cumulative dividends from December 31, 2025, of $24.61
Pembroke, Bermuda, August 12, 2026 - Pelagos Insurance Capital Limited, formerly known as Fidelis Insurance Holdings Limited (“Pelagos” or “PLGO” or the “Company”) (NYSE: PLGO) announced today its financial results for the second quarter ended June 30, 2026.

Dan Burrows, Group Chief Executive Officer of Pelagos Insurance Capital, commented: “Our first-half performance reflects the continued success of our capital allocator model and our underwriting discipline. Year-to-date, we grew gross premiums written by 6.6% and book value per diluted common share by 9.1%, and by 22.6% over the last 12 months.
We returned $73 million to shareholders in the second quarter through dividends and repurchases, underscoring our commitment to balancing profitable growth with accretive capital management.
Looking ahead, our network of underwriting partners provides differentiated access to compelling opportunities. Through evolving market conditions, our focus remains consistent - deploying capital where we see attractive risk-adjusted returns. We believe that agility, combined with our capital strength, positions Pelagos to continue creating long-term value for shareholders."

Pelagos Insurance Capital Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

Second Quarter 2026 Consolidated Results
•Net income for the second quarter of 2026 was $44.4 million, or $0.52 per diluted common share. Operating net income was $28.7 million, or $0.34 per diluted common share.
•Underwriting income for the second quarter of 2026 was $2.8 million and the combined ratio was 99.5%, compared to an underwriting loss of $20.6 million and a combined ratio of 103.7% in the second quarter of 2025.
•Net favorable prior year loss reserve development for the second quarter of 2026 was $32.7 million, compared to net adverse development of $89.2 million in the prior year period.
•Catastrophe and large losses for the second quarter of 2026 were $161.8 million compared to $74.3 million in the prior year period.
•Net investment income for the second quarter of 2026 was $44.0 million compared to $44.6 million in the prior year period.
•Net realized and unrealized investment gains for the second quarter of 2026 were $24.9 million, which included $26.4 million of net realized and unrealized gains on other investments.
•Annualized Operating ROAE of 5.1% in the quarter compared to 2.3% in the prior year period.

Half Year 2026 Consolidated Results
•Net income for the six months ended June 30, 2026, was $152.4 million, or $1.71 per diluted common share. Operating net income was $117.1 million, or $1.31 per diluted common share.
•Underwriting income for the six months ended June 30, 2026, was $79.0 million and the combined ratio was 93.1%, compared to an underwriting loss of $115.1 million and a combined ratio of 110.1% for the six months ended June 30, 2025.
•Catastrophe and large losses for the six months ended June 30, 2026, were $234.1 million compared to $407.6 million in the prior year period.
•Net favorable prior year loss reserve development of $35.8 million compared to net adverse development of $48.4 million in the prior year period.
•Net investment income of $87.7 million compared to $94.1 million in the prior year period.
•Net realized and unrealized investment gains for the six months ended June 30, 2026 were $23.3 million, which included $26.9 million of net realized and unrealized gains on other investments. This compared to net realized and unrealized investment gains for the six months ended June 30, 2025 of $12.6 million, which included $5.7 million of net realized and unrealized gains on other investments.
•Annualized Operating ROAE of 10.1% for the six months ended June 30, 2026, compared to (2.6)% in the prior year period.
•Book value per diluted common share was $26.56 at June 30, 2026 (dilutive shares at June 30, 2026 of 882,554), compared to $24.61 at December 31, 2025.

The following table details key financial indicators in evaluating our performance for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	($ in millions, except per share data)
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)
Operating net income/(loss)(1)	28.7	13.6	117.1	(31.6)
Gross premiums written	1,296.8	1,219.0	3,137.2	2,941.9
Net premiums earned	581.1	538.0	1,149.6	1,141.0
Catastrophe and large losses	161.8	74.3	234.1	407.6
Net favorable/(adverse) prior year reserve development	32.7	(89.2)	35.8	(48.4)
Net investment income	44.0	44.6	87.7	94.1
Net realized and unrealized investment gains	$24.9	$6.7	$23.3	$12.6

Combined ratio	99.5%	103.7%	93.1%	110.1%
Annualized Operating ROAE(1)	5.1%	2.3%	10.1%	(2.6%)
Earnings/(loss) per diluted common share	$0.52	$0.18	$1.71	$(0.21)
Operating EPS(1)	$0.34	$0.12	$1.31	$(0.29)
________________
(1) See definition and reconciliation in “Non-GAAP Financial Measures Reconciliation”

Segment Results
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Gross premiums written	$913.5	$902.3	$11.2	$2,349.6	$2,169.3	$180.3
Reinsurance premium ceded	(370.0)	(356.1)	(13.9)	(802.1)	(814.2)	12.1
Net premiums written	543.5	546.2	(2.7)	1,547.5	1,355.1	192.4
Net premiums earned	514.7	458.9	55.8	1,029.6	970.8	58.8
Losses and loss adjustment expenses	(301.2)	(291.8)	(9.4)	(529.0)	(573.2)	44.2
Policy acquisition expenses	(163.9)	(148.9)	(15.0)	(303.1)	(297.1)	(6.0)
Underwriting income	$49.6	$18.2	$31.4	$197.5	$100.5	$97.0

Loss ratio	58.5%	63.6%	(5.1) pts	51.4%	59.0%	(7.6) pts
Policy acquisition expense ratio	31.8%	32.4%	(0.6) pts	29.4%	30.6%	(1.2) pts
Underwriting ratio	90.3%	96.0%	(5.7) pts	80.8%	89.6%	(8.8) pts
For the three months ended June 30, 2026, our GPW increased primarily driven by growth from our network of expanded underwriting partners in our Asset Backed Finance & Portfolio Credit and Property lines of business. For the six months ended June 30, 2026, our GPW increased primarily driven by growth from our network of expanded underwriting partners, in several lines of business, partially offset by a non-renewal in our Cyber line of business that did not meet our underwriting criteria and rating hurdles.
For the three and six months ended June 30, 2026, net premiums earned ("NPE") increased due to earnings from higher net premiums written in the current and prior year periods.
Our policy acquisition expense ratio for the three and six months ended June 30, 2026 remained consistent with the prior year periods.

The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Attritional losses	$164.9	$121.2	$43.7	$305.7	$243.8	$61.9
Catastrophe and large losses	157.0	57.2	99.8	228.8	223.5	5.3
(Favorable)/adverse prior year development	(20.7)	113.4	(134.1)	(5.5)	105.9	(111.4)
Losses and loss adjustment expenses	$301.2	$291.8	$9.4	$529.0	$573.2	$(44.2)

Loss ratio - attritional losses	32.0%	26.4%	5.6 pts	29.7%	25.1%	4.6 pts
Loss ratio - catastrophe and large losses	30.5%	12.5%	18.0 pts	22.2%	23.0%	(0.8) pts
Loss ratio - prior accident years	(4.0)%	24.7%	(28.7) pts	(0.5)%	10.9%	(11.4) pts
Loss ratio	58.5%	63.6%	(5.1) pts	51.4%	59.0%	(7.6) pts
For the three and six months ended June 30, 2026, our loss ratio in the Insurance segment improved by 5.1 points and 7.6 points, respectively, compared to the prior year periods.
The attritional loss ratio for the three and six months ended June 30, 2026, increased by 5.6 points and 4.6 points, respectively, compared to the prior year periods due to a higher level of small losses in the current year periods.
The catastrophe and large losses for the three months ended June 30, 2026, were primarily from losses related to the conflict in the Middle East, the gas plant explosion at the Ras Laffan facility in Qatar, as well as other loss events in our Property and Marine lines of business. This compared to the prior period catastrophe and large losses that were primarily attributable to our Aviation & Aerospace line of business, related to Air India, and our Property line of business, related to two loss events. The catastrophe and large losses for the six months ended June 30, 2026 were primarily attributable to losses related to the conflict in the Middle East, the gas plant explosion at the Ras Laffan facility in Qatar, as well as loss events in various lines of business including Other Insurance, Property and Marine. This compared to the prior period catastrophe and large losses that were primarily attributable to the California wildfires in our Property line of business, together with other losses in our Other Insurance, Aviation & Aerospace, and Property lines of business.
For the three months ended June 30, 2026, favorable prior year development was primarily driven by better than expected loss emergence in multiple lines of business. For the six months ended June 30, 2026 favorable prior year development was primarily driven by better than expected loss emergence in multiple lines of business, partially offset by increased loss estimates related to the Baltimore Bridge collapse within our Marine line of business as well as increases in prior year property D&F losses.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Gross premiums written	$383.3	$316.7	$66.6	$787.6	$772.6	$15.0
Reinsurance premium ceded	(157.6)	(164.0)	6.4	(385.6)	(402.4)	16.8
Net premiums written	225.7	152.7	73.0	402.0	370.2	31.8
Net premiums earned	66.4	79.1	(12.7)	120.0	170.2	(50.2)
Losses and loss adjustment expenses	8.6	(4.9)	13.5	12.6	(152.7)	165.3
Policy acquisition expenses	(22.0)	(20.1)	(1.9)	(35.3)	(39.8)	4.5
Underwriting income/(loss)	$53.0	$54.1	$(1.1)	$97.3	$(22.3)	$119.6

Loss ratio	(13.0)%	6.2%	(19.2) pts	(10.5)%	89.7%	(100.2) pts
Policy acquisition expense ratio	33.1%	25.4%	7.7 pts	29.4%	23.4%	6.0 pts
Underwriting ratio	20.1%	31.6%	(11.5) pts	18.9%	113.1%	(94.2) pts
For the three months ended June 30, 2026, GPW increased from targeted deployment into areas where we continue to see attractive risk-adjusted returns. For the six months ended June 30, 2026, our GPW increased primarily from targeted deployment into areas where we continue to see attractive risk-adjusted returns, partially offset by reinstatement premiums related to the California Wildfires in the prior year period.

For the three months ended June 30, 2026, NPE decreased driven by our business mix. For the six months ended June 30, 2026, NPE decreased due to the acceleration of earnings on contracts with exposure to the California wildfires in the prior year period.
Our policy acquisition expense ratio for the three and six months ended June 30, 2026 increased primarily due to business mix and changes in ceded premium and commissions earned from outwards reinsurance partners.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Attritional losses	$(1.4)	$12.0	$(13.4)	$12.4	$26.1	$(13.7)
Catastrophe and large losses	4.8	17.1	(12.3)	5.3	184.1	(178.8)
Favorable prior year development	(12.0)	(24.2)	12.2	(30.3)	(57.5)	27.2
Losses and loss adjustment expenses	$(8.6)	$4.9	$(13.5)	$(12.6)	$152.7	$(165.3)

Loss ratio - attritional losses	(2.1)%	15.2%	(17.3) pts	10.4%	15.3%	(4.9) pts
Loss ratio - catastrophe and large losses	7.2%	21.6%	(14.4) pts	4.4%	108.2%	(103.8) pts
Loss ratio - prior accident years	(18.1)%	(30.6)%	12.5 pts	(25.3)%	(33.8)%	8.5 pts
Loss ratio	(13.0)%	6.2%	(19.2) pts	(10.5)%	89.7%	(100.2) pts
For the three and six months ended June 30, 2026, our loss ratio in the Reinsurance segment improved by 19.2 points and 100.2 points, respectively, compared to the prior year periods.
The attritional loss ratio for the three and six months ended June 30, 2026, improved by 17.3 points and 4.9 points, respectively, compared to the prior year periods, both of which were benign in terms of attritional losses.
There were no material catastrophe and large losses for the three and six months ended June 30, 2026. The catastrophe and large losses for the three months ended June 30, 2025 were a result of an updated estimate of outwards reinsurance recoveries. The catastrophe and large losses for the six months ended June 30, 2025 were attributable to the California wildfires.
For the three and six months ended June 30, 2026, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Company. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Ceding commission expense	$78.4	$70.6	$7.8	$155.0	$149.0	$6.0
Profit commission expense	(7.9)	—	(7.9)	2.3	—	2.3
Total commissions	$70.5	$70.6	$(0.1)	$157.3	$149.0	$8.3

Ceding commission expense ratio	13.5%	13.1%	0.4 pts	13.5%	13.1%	0.4 pts
Profit commission expense ratio	(1.4)%	—%	(1.4) pts	0.2%	—%	0.2 pts
The Fidelis Partnership commissions ratio	12.1%	13.1%	(1.0) pts	13.7%	13.1%	0.6 pts
For the three months ended June 30, 2026, the decrease in The Fidelis Partnership commissions ratio was driven by our business mix and by the reduction of the accrued profit commission as a result of operating profit in the period. For the six months ended June 30, 2026, the increase in The Fidelis Partnership commissions ratio was driven by our mix of business and by improved performance in the current year period compared to the prior year period.

General and Administrative Expenses
For the three and six months ended June 30, 2026, general and administrative expenses were $29.3 million and $58.5 million, respectively (2025: $22.3 million and $44.3 million, respectively). The increase was due to strategic investments to strengthen our talent base, enhance our infrastructure and improve our technology. Also, improved financial performance resulted in higher variable compensation accruals in the current year.

Investments
The components of net investment return are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Net investment income	$44.0	$44.6	$(0.6)	$87.7	$94.1	$(6.4)
Net realized and unrealized gains on other investments	26.4	4.6	21.8	26.9	5.7	21.2
Net realized and unrealized investment gains/(losses) excluding other investments	(1.5)	2.1	(3.6)	(3.6)	6.9	(10.5)
Net investment return	$68.9	$51.3	$17.6	$111.0	$106.7	$4.3
Net Investment Income
Net investment income is the interest income earned on our cash balances, available-for-sale (AFS) fixed income securities and distributions received from our fixed income funds and private credit funds, net of total investment expenses.
For the three and six months ended June 30, 2026, we generated net investment income of $44.0 million and $87.7 million, respectively, at an average yield of 4.3% and 4.2%, respectively (2025: $44.6 million and $94.1 million at an average yield of 4.4% and 4.4%) Our net investment income for the three months ended June 30, 2026 remained consistent with the prior year period. For the six months ended June 30, 2026, the decrease was driven by lower investable assets compared to the prior year period as well as a lower yield achieved on the fixed income portfolio and cash balances.
Net Realized and Unrealized Gains/(Losses) on Other Investments
Net realized and unrealized gains on other investments is the change in net asset value ("NAV") of our fixed income fund, hedge fund and private credit fund investments. The increase in our net investment income for the three and six months ended June 30, 2026, was driven by positive performance from our hedge fund portfolio and positive change in the NAV on our fixed income funds as interest rates moved higher in the quarter.
Net Realized and Unrealized Investment Gains/(Losses) Excluding Other Investments
Net realized and unrealized investment gains/(losses) excluding other investments includes net realized gains/(losses) on sales of fixed maturity securities, available-for-sale, and movements in our provision for current expected credit losses.
For the three and six months ended June 30, 2026, the decrease resulted from movements in our provision for current expected credit losses of $(0.8) million and $(3.0) million, respectively (2025: $1.3 million and $5.3 million).

Other Items
Share Repurchases
In the three and six months ended June 30, 2026, we repurchased 2,779,812 and 14,324,667 common shares, respectively, for an aggregate of $60.1 million and $279.5 million, respectively, excluding expenses, at an average price of $21.60 and $19.51 per common share, respectively, pursuant to our share repurchase authorization.
Included in common shares repurchased for the three and six months ended June 30, 2026 were 1,440,000 common shares repurchased from Pine Brook Feal Intermediate, L.P. for $31.7 million in privately negotiated transactions. This resulted in a pro-rata repurchase of 157,785 common shares from The Fidelis Partnership for $3.5 million.
Included in common shares repurchased for the six months ended June 30, 2026 were 8,597,170 common shares from CVC Falcon Holdings Limited for an aggregate of $163.3 million through a privately negotiated transaction. This resulted in a pro-rata repurchase of 942,014 common shares from The Fidelis Partnership for $17.9 million.
The unutilized amount of the share repurchase authorization at June 30, 2026 was $139.1 million
Dividend Announcement
On August 3, 2026, we announced that our Board of Directors has approved and declared a dividend of $0.15 per share, payable on September 25, 2026, to common shareholders of record on September 14, 2026.
Conference Call
Pelagos will host a teleconference to discuss its financial results on Thursday, August 13, 2026, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-800-715-9871 (U.S. callers), or 1-646-307-1963 (international callers), and entering the passcode 8797451 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Company’s website at www.pelagosinsurancecapital.com. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Pelagos Insurance Capital
Pelagos Insurance Capital (NYSE: PLGO), formerly Fidelis Insurance Group (NYSE: FIHL), is an expert capital allocator and risk selector in specialty insurance and reinsurance. We bring together strategic capital and specialist underwriting expertise to deliver value through the cycle.
With a differentiated, diversified portfolio and strong balance sheet, we deploy capital into the most compelling areas of the market through our network of best-in-class underwriting partners. Our deep expertise and multiple points of access to the market enable us to adapt as the market evolves, optimize performance, and produce superior outcomes for clients, brokers, and shareholders.
Pelagos Insurance Capital makes the connections that matter in specialty risk.
For additional information about Pelagos Insurance Capital, our people, products and our insurer financial strength ratings please visit our website at www.pelagosinsurancecapital.com.
Non-GAAP Financial Measures
This press release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “drive,” “enable,” “allow,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,”

“future,” “likely,” “may,” “should,” “could,” “will,” “position” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements contained therein may include, among others, statements in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our expectations regarding our partnerships and strategic agreements, including The Fidelis Partnership; anticipated market conditions, pricing cycles, and competitive positioning; sustainability and renewable energy initiatives; use of and exposure to emerging technologies; our management team and human capital; our share price performance and valuation; and our regulatory or listing status; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•the inherent uncertainty, volatility and unpredictability of underwriting insurance and reinsurance risks, including low-frequency, high-severity events and natural and non-natural catastrophic events;
•the frequency and severity of claims and loss activity, including the impact of climate change, inflation (including social inflation), emerging claims trends and complex causation or coverage issues;
•limitations in available data and the reliability of pricing, accumulation, catastrophe and other analytical models used to estimate losses and exposures;
•the adequacy of our loss reserves and the actual development of losses and loss adjustment expenses;
•macroeconomic, geopolitical and market conditions, sanctions and other global developments;
•cyclical changes in the insurance and reinsurance industry, including premium rate movements, competitive pressures and consolidation;
•our ability to implement our strategy, identify and execute growth opportunities and compete effectively;
•any downgrades, potential downgrades or other negative actions by rating agencies;
•the availability, affordability and collectability of reinsurance and retrocessional protections;
•litigation, arbitration and regulatory proceedings and the inherent uncertainty of their outcomes;
•our reliance on TFP and other third parties for underwriting, claims handling and other services, and the effectiveness of our risk management and oversight framework;
•operational risks, including system failures, cybersecurity incidents, data protection breaches and risks associated with emerging technologies, including artificial intelligence, and evolving regulatory requirements applicable thereto;
•risks relating to our investment portfolio, including market volatility, interest rate movements, credit risk, liquidity risk and currency fluctuations;
•our ability to access capital and liquidity, including through letters of credit and other financing arrangements, and our status as a holding company dependent on dividends and other distributions from our operating subsidiaries;
•regulatory developments, including changes in capital regimes, increased supervisory scrutiny and compliance with economic and trade sanctions, anti-bribery and similar laws;

•tax developments, including changes in tax laws, interpretations and international tax initiatives;
•our ability to attract and retain key personnel;
•our potential inability to pay dividends or distributions in accordance with our dividend policy;
•our ability to maintain the listing of our common shares on the NYSE or another national securities exchange;
•the Company’s status as a foreign private issuer; and
•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 5, 2026, as well as subsequent current reports and other filings with the SEC available electronically at www.sec.gov.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward-looking statements contained herein are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us in this press release speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of TFP, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statements contained in the above discussion, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Pelagos Insurance Capital Investor Contact:
Pelagos Insurance Capital
Miranda Hunter
+1 (441) 279 2561
Pelagos Insurance Capital Media Contact:
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Sarah Hills
+44 (0)7718 882011

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Balance Sheets
At June 30, 2026 (Unaudited) and December 31, 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	June 30, 2026	December 31, 2025
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,845.6, 2025: $2,590.6 (net of allowance for credit losses of $3.6, 2025: $0.6))	$2,858.5	$2,640.4
Short-term investments, available-for-sale, at fair value (amortized cost: $255.0, 2025: $111.3 (net of allowance for credit losses of $nil, 2025: $nil))	254.8	111.3
Other investments, at fair value	661.7	485.7
Total investments	3,775.0	3,237.4
Cash and cash equivalents	444.3	873.0
Restricted cash and cash equivalents	72.8	374.6
Accrued investment income	29.4	28.3
Premiums and other receivables (net of allowance for credit losses of $14.5, 2025: $15.8)	4,295.1	3,322.2
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2025: $nil)	239.6	174.8
Deferred reinsurance premiums	1,890.2	1,441.5
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.3, 2025: $0.3)	286.6	438.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.9, 2025: $0.9)	1,348.1	1,195.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $307.6, 2025: $243.4)	1,463.7	1,085.0
Other assets	149.4	272.7
Total assets	$13,994.2	$12,443.8
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,874.4	$2,607.1
Unearned premiums	5,632.0	4,384.8
Reinsurance balances payable	1,795.9	1,659.6
Amounts due to The Fidelis Partnership	640.1	457.7
Long term debt	720.5	843.2
Other liabilities	110.8	91.8
Total liabilities	11,773.7	10,044.2
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 82,728,333, 2025: 96,651,534)	0.8	1.0
Additional paid-in capital	1,409.9	1,685.6
Accumulated other comprehensive income	7.3	37.1
Retained earnings	802.5	675.9
Total shareholders' equity	2,220.5	2,399.6
Total liabilities and shareholders' equity	$13,994.2	$12,443.8

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and six months ended June 30, 2026 and June 30, 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenues
Gross premiums written	$1,296.8	$1,219.0	$3,137.2	$2,941.9
Reinsurance premiums ceded	(527.6)	(520.1)	(1,187.7)	(1,216.6)
Net premiums written	769.2	698.9	1,949.5	1,725.3
Change in net unearned premiums	(188.1)	(160.9)	(799.9)	(584.3)
Net premiums earned	581.1	538.0	1,149.6	1,141.0
Net investment income	44.0	44.6	87.7	94.1
Net realized and unrealized investment gains	24.9	6.7	23.3	12.6
Total revenues	650.0	589.3	1,260.6	1,247.7

Expenses
Losses and loss adjustment expenses	292.6	296.7	516.4	725.9
Policy acquisition expenses (includes The Fidelis Partnership commissions of $70.5 and $157.3 (2025: $70.6 and $149.0))	256.4	239.6	495.7	485.9
General and administrative expenses	29.3	22.3	58.5	44.3
Corporate and other expenses	2.3	1.2	2.7	1.2
Net foreign exchange (gains)/losses	3.9	(2.0)	4.0	0.5
Financing costs	12.6	9.3	27.3	18.0
Total expenses	597.1	567.1	1,104.6	1,275.8

Income/(loss) before income taxes	52.9	22.2	156.0	(28.1)
Income tax (expense)/benefit	(8.5)	(2.5)	(3.6)	5.3
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(11.0)	$10.9	$(37.5)	$36.6
Reclassification of net realized losses/(gains) recognized in net income	0.7	(0.8)	0.7	(1.6)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	2.0	0.6	7.0	(6.8)
Total other comprehensive income/(loss)	(8.3)	10.7	(29.8)	28.2

Comprehensive income	$36.1	$30.4	$122.6	$5.4

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$0.53	$0.18	$1.72	$(0.21)
Earnings/(loss) per diluted common share	$0.52	$0.18	$1.71	$(0.21)
Weighted average common shares outstanding	84,414,876	108,627,579	88,664,331	110,077,312
Weighted average diluted common shares outstanding	85,107,550	109,135,824	89,265,865	110,077,312

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Segment Data (Unaudited)
For the three and six months ended June 30, 2026 and June 30, 2025
(Expressed in millions of U.S. dollars)

	Three Months Ended June 30, 2026
	Insurance	Reinsurance	Other	Total
Gross premiums written	$913.5	$383.3	$—	$1,296.8
Net premiums written	543.5	225.7	—	769.2
Net premiums earned	514.7	66.4	—	581.1
Losses and loss adjustment expenses	(301.2)	8.6	—	(292.6)
Policy acquisition expenses	(163.9)	(22.0)	(70.5)	(256.4)
General and administrative expenses	—	—	(29.3)	(29.3)
Underwriting income	49.6	53.0		2.8
Net investment income				44.0
Net realized and unrealized investment gains				24.9
Corporate and other expenses				(2.3)
Net foreign exchange losses				(3.9)
Financing costs				(12.6)
Income before income taxes				52.9
Income tax expense				(8.5)
Net income				$44.4

Losses and loss adjustment expenses incurred - current year	(321.9)	(3.4)		$(325.3)
Losses and loss adjustment expenses incurred - prior accident years	20.7	12.0		32.7
Losses and loss adjustment expenses incurred - total	$(301.2)	$8.6		$(292.6)

Underwriting Ratios(1)
Loss ratio - current year	62.5%	5.1%		56.0%
Loss ratio - prior accident years	(4.0%)	(18.1%)		(5.6%)
Loss ratio - total	58.5%	(13.0%)		50.4%
Policy acquisition expense ratio	31.8%	33.1%		32.0%
Underwriting ratio	90.3%	20.1%		82.4%
The Fidelis Partnership commissions ratio				12.1%
General and administrative expense ratio				5.0%
Combined ratio				99.5%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$902.3	$316.7	$—	$1,219.0
Net premiums written	546.2	152.7	—	698.9
Net premiums earned	458.9	79.1	—	538.0
Losses and loss adjustment expenses	(291.8)	(4.9)	—	(296.7)
Policy acquisition expenses	(148.9)	(20.1)	(70.6)	(239.6)
General and administrative expenses	—	—	(22.3)	(22.3)
Underwriting income/(loss)	18.2	54.1		(20.6)
Net investment income				44.6
Net realized and unrealized investment gains				6.7
Corporate and other expenses				(1.2)
Net foreign exchange gains				2.0
Financing costs				(9.3)
Income before income taxes				22.2
Income tax expense				(2.5)
Net income				$19.7

Losses and loss adjustment expenses incurred - current year	(178.4)	(29.1)		$(207.5)
Losses and loss adjustment expenses incurred - prior accident years	(113.4)	24.2		(89.2)
Losses and loss adjustment expenses incurred - total	$(291.8)	$(4.9)		$(296.7)

Underwriting Ratios(1)
Loss ratio - current year	38.9%	36.8%		38.5%
Loss ratio - prior accident years	24.7%	(30.6%)		16.6%
Loss ratio - total	63.6%	6.2%		55.1%
Policy acquisition expense ratio	32.4%	25.4%		31.4%
Underwriting ratio	96.0%	31.6%		86.5%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				4.1%
Combined ratio				103.7%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2026
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,349.6	$787.6	$—	$3,137.2
Net premiums written	1,547.5	402.0	—	1,949.5
Net premiums earned	1,029.6	120.0	—	1,149.6
Losses and loss adjustment expenses	(529.0)	12.6	—	(516.4)
Policy acquisition expenses	(303.1)	(35.3)	(157.3)	(495.7)
General and administrative expenses	—	—	(58.5)	(58.5)
Underwriting income	197.5	97.3		79.0
Net investment income				87.7
Net realized and unrealized investment gains				23.3
Corporate and other expenses				(2.7)
Net foreign exchange losses				(4.0)
Financing costs				(27.3)
Income before income taxes				156.0
Income tax expense				(3.6)
Net income				$152.4

Losses and loss adjustment expenses incurred - current year	(534.5)	(17.7)		$(552.2)
Losses and loss adjustment expenses incurred - prior accident years	5.5	30.3		35.8
Losses and loss adjustment expenses incurred - total	$(529.0)	$12.6		$(516.4)

Underwriting Ratios(1)
Loss ratio - current year	51.9%	14.8%		48.0%
Loss ratio - prior accident years	(0.5%)	(25.3%)		(3.1%)
Loss ratio - total	51.4%	(10.5%)		44.9%
Policy acquisition expense ratio	29.4%	29.4%		29.4%
Underwriting ratio	80.8%	18.9%		74.3%
The Fidelis Partnership commissions ratio				13.7%
General and administrative expense ratio				5.1%
Combined ratio				93.1%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,169.3	$772.6	$—	$2,941.9
Net premiums written	1,355.1	370.2	—	1,725.3
Net premiums earned	970.8	170.2	—	1,141.0
Losses and loss adjustment expenses	(573.2)	(152.7)	—	(725.9)
Policy acquisition expenses	(297.1)	(39.8)	(149.0)	(485.9)
General and administrative expenses	—	—	(44.3)	(44.3)
Underwriting income/(loss)	100.5	(22.3)		(115.1)
Net investment income				94.1
Net realized and unrealized investment gains				12.6
Corporate and other expenses				(1.2)
Net foreign exchange losses				(0.5)
Financing costs				(18.0)
Loss before income taxes				(28.1)
Income tax benefit				5.3
Net loss				$(22.8)

Losses and loss adjustment expenses incurred - current year	(467.3)	(210.2)		$(677.5)
Losses and loss adjustment expenses incurred - prior accident years	(105.9)	57.5		(48.4)
Losses and loss adjustment expenses incurred - total	$(573.2)	$(152.7)		$(725.9)

Underwriting Ratios(1)
Loss ratio - current year	48.1%	123.5%		59.4%
Loss ratio - prior accident years	10.9%	(33.8%)		4.2%
Loss ratio - total	59.0%	89.7%		63.6%
Policy acquisition expense ratio	30.6%	23.4%		29.5%
Underwriting ratio	89.6%	113.1%		93.1%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				3.9%
Combined ratio				110.1%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

PELAGOS INSURANCE CAPITAL LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income/(loss): is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains, net foreign exchange gains/(losses), corporate and other expenses, and the income tax effect on these items.
Annualized return on average common equity (“Annualized ROAE”): represents annualized net income/(loss) divided by average common shareholders’ equity.
Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as annualized operating net income/(loss) divided by average common shareholders’ equity.
Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes its underlying business performance. It is calculated by dividing operating net income/(loss) by the weighted average diluted common shares outstanding.
The table below sets out the calculation of our Operating net income/(loss), Annualized ROAE, Annualized Operating ROAE and Operating EPS, for the three and six months ended June 30, 2026, and 2025.

	Three months ended		Six months ended
($ in millions except for share and per share amounts)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)
Adjustment for net realized and unrealized investment gains	(24.9)	(6.7)	(23.3)	(12.6)
Adjustment for net foreign exchange (gains)/losses	3.9	(2.0)	4.0	0.5
Adjustment for corporate and other expenses	2.3	1.2	2.7	1.2
Income tax (benefit)/expense (1)	3.0	1.4	(18.7)	2.1
Operating net income/(loss)	$28.7	$13.6	$117.1	$(31.6)

Average common shareholders' equity	$2,237.2	$2,357.4	$2,310.1	$2,385.9

Weighted average common shares outstanding	84,414,876	108,627,579	88,664,331	110,077,312
Share-based compensation plans	692,674	508,245	601,534	—
Weighted average diluted common shares outstanding	85,107,550	109,135,824	89,265,865	110,077,312

Annualized ROAE	7.9%	3.4%	13.2%	(1.9%)
Annualized Operating ROAE	5.1%	2.3%	10.1%	(2.6%)

Earnings/(loss) per diluted common share	$0.52	$0.18	$1.71	$(0.21)
Operating EPS	$0.34	$0.12	$1.31	$(0.29)
(1) Income tax (benefit)/expense on adjustments to net income/(loss). The income tax benefit for the six months ended June 30, 2026 includes the reversal of a U.K. top-up tax charge of $21.4 million.